1205 – 675 West Hastings Street, Vancouver, BC V6B 1N2 Tel.: 604.687.4951 | Fax.: 604.687.4991

October 27, 2003

Platinum Group Metals Ltd.

Suite 800 – 409 Granville Street

Vancouver, BC V6C 1T2

Attention:  R. Michael Jones

Letter Agreement

Between:

Western Prospector Group Ltd. (“Western”)

And

Platinum Group Metals Ltd. (“PGM”)

Dear Mike:

This Letter Agreement (the “Agreement”) contains the principal terms under which Western grants to PGM during the period (the “Option Period”) as set forth on Sections 2 and 3 hereof, the sole and exclusive option (the “Option”) to earn up to a 51% interest in the Lakemount Property located near Wawa, Ontario (the “Property”) upon which the parties will enter into a joint venture agreement to jointly develop the Property (the “Joint Venture”).

The Agreement is binding but does not contain all of the detail that would be expected in a definitive agreement, and will be replaced by a more formal and comprehensive definitive agreement as contemplated below.

1.

Due Diligence Period

Western and PGM acknowledge that a due diligence period has commenced, during which period PGM will have the exclusive right to enter into the Agreement at any time on or before 5:00 PM October 27, 2003.

2.

Option Payments

  Cash

     Shares

On signing Letter of Agreement:

     $  25,000 (firm)

  0

October 30, 2004

     $  25,000 (optional)

              25,000 (optional)

October 30, 2005

     $  25,000 (optional)

              25,000 (optional)

October 30, 2006

     $  35,000 (optional)

              25,000 (optional)

Sub-Total

     $110,000

                          75,000

October 30, 2007

     $  40,000 (optional)

              25,000 (optional)

December 31, 2008

              50,000 (optional)

Grand Total

    $ 150,000

              150,000 shares

“Shares” will be free trading common shares in the capital of PGM, which Shares, contingent to Regulatory Approval, may be subject to a four-month hold period.

3.

Exploration Expenditures

cumulative

On or before:

December 31, 2003 (Firm)

            $    100,000

December 31, 2004 (Optional)

                  400,000

December 31, 2005 (Optional)

                  800,000

December 31, 2006 (Optional)

               1,500,000

December 31, 2008 (Optional)

               2,500,000

Exploration Expenditures to be defined as all “Property-related expenditures”, which expenditures will include all costs related to mineral exploration, mineral titles maintenance including lease fees and property taxes and Operator’s Management Fees as defined hereunder.

Regardless of minimum cumulative Exploration Expenditures having been met in any one year, PGM acknowledges that lease fees and taxes must be paid on an annual basis.

4.

Interest Earned

Upon PGM making Exploration Expenditures in the amount of $1,500,000, cash payments totaling $110,000 and share payments totaling 75,000 Shares, in accordance with the schedules above, PGM will earn a 25% interest in the Property and have the right to make an additional $1,000,000 Exploration Expenditure, a cash payment of $ 40,000 and share payments of 75,000 shares in accordance with the schedules above thereby earning an additional 26% interest in the Property, bringing PGM’s total interest to 51%.

5.

Joint Venture

After PGM earns a 25% interest in the Property, PGM will have the right to elect to earn an additional 26% interest in the Property or to form a Joint Venture.  If PGM earns a 51% interest in the Property, then Western and PGM will form a Joint Venture.

The Joint Venture will provide, among other things, that either party will be responsible for its pro-rata funding of ongoing work.  Non-contribution by either party to the Joint Venture will result in pro-rata dilution of interest, which if reduced to 15% or less will then be convertible to a 1.0% NSR for metals and a 2% NSAR for precious stones, which royalties will remain in effect until the holder has recouped 200% of its Deemed Expenditures.

The Joint Venture Agreement shall be in accordance with terms standard to the industry.  If the parties are unable to reach agreement on the standard industry terms for the joint venture, the matter will be referred to arbitration referred to in paragraph 16.

6.

Property

Property, generally known as the Lakemount Property, is defined in accordance with Schedule A attached.

7.

Royalties

Net Smelter Return Royalty (“NSR”) and Net Sales Return Royalty (“NSAR”) are defined within Schedule B attached.

8.

Underlying Property Interests

Western warrants that the Property is comprised of the following underlying interests, hereafter defined as (“Underlying Interest”) more particularly described in Schedule A, and that those agreements related to such Underlying Interests are in full force and effect with all payments paid in full.  Western also warrants that Western will keep the Western / Tidal Agreement in full force and effect during the Option Period.

a)

Tidal 2017 Lease (“Algoma / Tidal Agreement”)

b)

Wagner License (“Nova Scotia / Tidal Agreement”)

c)

Tidal Agreement (“Western / Tidal Agreement”)

(For status of Crown Claims, see notes to Schedule A)

Western and PGM, in proportion to their interests then held, will hold the first right to buy out any Underlying Interests including potential royalty buy-downs.

Specifically, the respective buy-out interests are summarized, including the Tidal 20% interest:

Joint Venture Interest	Proportion of Underlying Interests Available for Buy-out	Proportion of 20% Tidal Interest
a) Western 49% PGM 51%	49% 51%	9% 11%
b) Western 75% PGM 25%	75% 25%	15% 5%

9.

Operator

PGM will be the Operator during the Option Period and will charge an Operator’s Management Fee not to exceed 10% of actual Exploration Expenditures incurred.

10.

Assessment Work

During the Option Period, all work performed on any staked mineral claims comprising the Property shall, to the extent possible, be filed as assessment work and all work performed on the Wagner License shall be conducted and filed to the amounts as prescribed in the Underlying Agreements.

11.

Postponement of Option

During the Option Period, annual exploration expenditures, other than taxes, lease fees and minimal work requirements as stipulated in underlying Agreements, may be deferred for one year in lieu of making a cash payment to Western in the amount of $50,000.

12.

Assignment

Either party has the right to assign interests to a third party as long as the incoming third party interest will be maintained in accordance with this Agreement.

13.

Results and Reporting

At all times, representatives of Western will have access to the Property, receive copies of all exploration results on an annual basis and receive copies of all Property-related information disseminated to PGM shareholders.  News releases by either party regarding the Property will be subject to reasonable consultation with the other party.

14.

Termination of Option

The Option will terminate within 30 days of PGM having received notice from Western advising that PGM is delinquent in the making of any payments and exploration expenditures as scheduled above.  Upon termination, the Property will be returned to Western for a minimum of 3 months in good standing and all exploration data will be delivered to Western.  Western will apply all available 2003 expenditures to the extent possible for assessment credit on the Wagner License.

15.

Definitive Agreement

The terms and conditions of this Letter Agreement will remain in force and effect unless, at the request of either party, a formal and definitive agreement is entered into.

16.

Arbitration

Disputes arising from this Agreement are to be resolved and shall be submitted for binding arbitration in Vancouver, British Columbia in an arbitration proceeding that shall be conducted in accordance with applicable local arbitration rules.

17.

Approval

Upon signing, this Agreement will be submitted for filing within 30 days of the effective date.

18.

Property Reduction

PGM reserves the right to reduce portions of the Property.

19.

Representations

Western represents to the best of its belief and knowledge that it has supplied all material information on the Property without limitation including exploration data, property agreements, title information and any known encumbrances to PGM and Western acknowledges that PGM has relied on this in entering into this agreement.

20.

Election of Payment

PGM has the right at its election to make required payments that are Western’s responsibility in order to keep all Property titles and agreements in good standing and deduct such payments from scheduled payments due to Western.

21.

Governing Laws

This Agreement shall be governed by the laws of British Columbia.

22.

Notices

Any notice, direction or other communication required or permitted to be given under this Agreement shall be in writing and may be given by personal delivery or by mail (first class postage prepaid) or by sending it by facsimile transfer or other similar form of telecommunication (if one has been provided), in each case addressed as follows:

If to Western:	If to PGM:
Western Prospector Group Ltd. 1205 – 675 West Hastings St. Vancouver, BC V6B 1N2 Tel.: 604-687-4951 Fax: 604-687-4991 Attention: John S. Brock, President	Platinum Group Metals 800 – 409 Granville St. Vancouver, BC V6C 1T2 Tel.: 604-899-5450 Fax: 604-484-4710 Attention: R. Michael Jones, President

Acknowledged and agreed this _28th_ day of October, 2003 (the “Effective Date”)

“Wayne J. Roberts”	“R. Michael Jones”
Western Prospector Group Ltd.	Platinum Group Metals Ltd.